# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

## FORM 11-K



(Mark one)
X ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

**For the period ended September 28, 2001**

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to



**Commission file number 001-14141**

## L-3 COMMUNICATIONS
## HOURLY THRIFT PLAN

**(Full title of the plan and the address of the plan,
if different from that of the issuer named below)**

## L-3 COMMUNICATIONS HOLDINGS, INC.

600 Third Ave
New York, NY 10016

(Name of issuer of the securities held pursuant to the plan and
the address of its principal executive office)

**L-3 COMMUNICATIONS HOURLY THRIFT PLAN**
**Index to Financial Statements and Supplemental Schedule**

PRICEWATERHOUSECOOPERS

**PricewaterhouseCoopers LLP**
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

## Report of Independent Auditors

To the Participants and Administrator of
the L-3 Communications Hourly Thrift Plan:

We have audited the accompanying statement of changes in net assets available for benefits for the period January 1, 2001 to September 28, 2001 (date of merger with the L-3 Communication Master Savings Plan) and the statements of net assets available for benefits of the L-3 Communications Hourly Thrift Plan as of December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the changes in net assets available for benefits of the Plan for the period January 1, 2001 to September 28, 2001 and the net assets available for benefits as of December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

March 27, 2002

# L-3 COMMUNICATIONS HOURLY THRIFT PLAN
# STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
# DECEMBER 31, 2000
**(in thousands)**

| | Participant Directed | Non-Participant Directed | Total |
|---|---|---|---|
| Assets: | | | |
| Investment in Master Trust | $ 3,319 | $ 149 | $ 3,468 |
| Contributions Receivable: | | | |
| Participants | 8 | — | 8 |
| Company | — | 1 | 1 |
| Net assets available for benefits | $ 3,327 | $ 150 | $ 3,477 |

See Notes to Financial Statements

# L-3 COMMUNICATIONS HOURLY THRIFT PLAN
# STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
# FOR THE PERIOD JANUARY 1, 2001 TO SEPTEMBER 28, 2001

**(in thousands)**

| | Participant Directed | Non-Participant Directed | Total |
|---|---|---|---|
| Additions: | | | |
| Contributions: | | | |
| Participant | $ 418 | | $ 418 |
| Company | — | $ 84 | 84 |
| Rollover | 11 | — | 11 |
| Net depreciation in the fair value of investments | (443) | (21) | (464) |
| Interest and dividends | 46 | 2 | 48 |
| Interest (participant loans) | 6 | — | 6 |
| Total additions | 38 | 65 | 103 |
| Deductions: | | | |
| Benefit payments | 159 | 12 | 171 |
| Transfers to other plans, net | 3,205 | 203 | 3,408 |
| Administrative expenses | 1 | — | 1 |
| Total deductions | 3,365 | 215 | 3,580 |
| Net decrease | (3,327) | (150) | (3,477) |
| Net assets available for benefits, beginning of period | 3,327 | 150 | 3,477 |
| Net assets available for benefits, end of period | $ — | $ — | $ — |

See Notes to Financial Statements

# L-3 COMMUNICATIONS HOURLY THRIFT PLAN
# NOTES TO FINANCIAL STATEMENTS

## 1. Plan Description

*General*

The L-3 Communications Hourly Thrift Plan (the "Plan"), formerly named the L-3 Ocean Systems Thrift Plan, was established effective March 31, 1998. L-3 Communications Corporation (the "Company") maintains the Plan for eligible employees of the Ocean Systems and Space and Navigation Divisions who are members of the UAW Union Local 179 and 153. The following description of the Plan provides only general information. Complete descriptions of the Plan, including eligibility requirements and vesting provisions, are contained in the Plan documents.

The Plan is a defined contribution 401(k) plan and is administered by the Benefit Plan Committee ("Plan Administrator") appointed by the Company. The Plan is designed to provide eligible employees with tax advantaged long-term savings for retirement. Participants may direct their investment to a combination of mutual funds, which are managed by Fidelity Management Trust Company ("FMTC"), as Trustee. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Effective September 28, 2001, contributions to the Plan were no longer allowed and such future contributions were to be remitted on behalf of the participants to the L-3 Communications Master Savings Plan (the "Successor Plan"). The Plan was merged into the Successor Plan and the assets of the Plan were transferred to the Successor Plan. On that date, the Plan was terminated.

*Contributions*

Full time employees are eligible to participate in the Plan as of their date of hire. Part time employees must complete at least 1,000 hours of service, from the date of hire, before being eligible to participate in the Plan. Each eligible employee wishing to participate in the Plan must elect to authorize pre-tax and/or post-tax contributions via payroll deduction. Participants may contribute from 1% to 18% of total compensation, as defined. A participant may elect to increase, decrease, suspend or resume contributions at any time. The election will become effective as soon as administratively possible as of the first day of the payroll period elected. The Internal Revenue Code of 1986, as amended, limited the maximum amount an employee may contribute on a pre-tax basis to $10,500 in 2001 and 2000. Participants are 100% vested in their contributions and earnings thereon.

The Company matches 50% of participants' contributions up to a maximum participant elected contribution percentage of 4% for Ocean Systems participants and 5% for Space and Navigation participants. The Company does not provide any match until the participant has completed one year of employment. Company contributions are made in cash and invested in accordance with the participants' investment election. Contributions are subject to Internal Revenue Code ("IRC") limitations.

*Vesting*

The participants are vested in Company contributions after five years of service. If participants have less than five years of service, they will become vested in the Company contributions upon retirement under the Company's Pension Plan, disability as defined by the Plan, death, attainment of age 65, or a reduction in workforce.

*Participant Accounts*

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution (b) the Plan's earnings, and may be charged with certain administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

*Investment Options*

Fidelity Puritan Fund - Funds are invested in a broad range of high-yielding securities, including common stocks, preferred stocks and bonds. This fund seeks to obtain the highest possible quarterly income consistent with preservation and capital growth. This fund represented 2.1% of net assets available for benefits as of December 31, 2000.

Fidelity Ginnie Mae Fund - Funds are invested for a high level of current income primarily from Government National Mortgage Association mortgaged-backed pass-through certificates (Ginnie Maes) that are guaranteed as to timely payment of interest and principal by the full faith and credit of the U.S. Government. This fund represented less than one percent of net assets available for benefits as of December 31, 2000.

Fidelity Magellan Fund - Funds are invested for capital appreciation in a broad range of domestic, multinational and foreign companies that have significant activities and interests outside the U.S. This fund represented 16.7% of net assets available for benefits as of December 31, 2000.

Fidelity Growth & Income Portfolio - Funds are invested mainly in securities of companies that offer potential growth of earnings while paying current dividends. This fund represented 11.0% of net assets available for benefits as of December 31, 2000.

Fidelity Intermediate Bond Fund - Funds are invested for a high level of current income from fixed income securities which include bonds, notes, convertible bonds, mortgage-backed and asset-backed securities, domestic and foreign government and government agency securities, zero coupon bonds, and short-term obligations, such as commercial paper and notes, bank deposits and other financial institution obligations and repurchase agreements. This fund represented 1.4% of net assets available for benefits as of December 31, 2000.

Fidelity Overseas Fund - Funds are primarily invested in foreign securities. The fund's objective is to seek long-term growth of capital. This fund represented 1.1% of net assets available for benefits as of December 31, 2000.

Fidelity Asset Manager Fund - Funds are invested in stocks, bonds and short-term investments, both in the U.S. and abroad. The fund seeks high total return with reduced risk over the long term by allocating its assets among equity, fixed income and short-term securities. This fund represented less than one percent of net assets available for benefits as of December 31, 2000.

Fidelity Low-Priced Stock Fund - Funds are invested in common and preferred stocks that are priced below $35 per share at the time of investment. This fund seeks long-term capital appreciation. This fund represented 3.0% of net assets available for benefits as of December 31, 2000.

Fidelity Mid-Cap Stock Fund - Funds are invested in stocks of mid-sized companies with market capitalization of approximately $110 million to $5 billion. This fund seeks long-term growth. This fund represented 5.7% of net assets available for benefits as of December 31, 2000.

Fidelity Retirement Money Market Portfolio - Funds are invested in a diversified portfolio of high-quality, interest-bearing, money market instruments with short-term maturities. This fund represented 9.5% of net assets available for benefits as of December 31, 2000.

Spartan U.S. Equity Index Fund - Funds are invested in the 500 companies that comprise the Standard & Poor's 500 Index. This fund represented 16.9% of net assets available for benefits as of December 31, 2000.

Janus Overseas Fund - Funds are invested in common stocks of foreign companies. This fund represented less than one percent of net assets available for benefits as of December 31, 2000. Contributions into this fund were not permitted during the period January 1, 2001 to September 28, 2001.

INVESCO Dynamics Fund - Funds are invested in domestic common stocks of companies traded on both a United States securities exchange and the over-the-counter ("OTC") market. This fund represented 1.0% of net assets available for benefits as of December 31, 2000. Contributions into this fund were not permitted during the period January 1, 2001 to September 28, 2001.

INVESCO Small Company Growth Fund - This fund invests at least 65% of its assets in equities of companies with market capitalizations of less than $1 billion and up to 25% of its assets in foreign securities. This fund represented less than one percent of net assets available for benefits as of December 31, 2000. This fund was added as an investment option effective November 1, 2000.

Fidelity OTC Portfolio - This fund invests at least 65% of its assets in equities traded in the United States OTC market and up to 5% of its assets in debt securities rated below investment grade. This fund may also invest in securities of foreign issuers. This fund represented less than one percent of net assets available for benefits as of December 31, 2000. This fund was added as an investment option effective November 1, 2000.

L-3 Stock Fund - The L-3 Stock Fund was established effective October 1, 1998 and invests in L-3 Communications Holdings, Inc. common stock and short-term investments. Substantially all employer matching contributions are invested in this fund. This fund represented 9.1% of net assets available for benefits as of December 31, 2000.

Honeywell Stock Fund – The Honeywell Stock Fund is a carry-over fund from the transfer of assets from the plan of one of the Company's acquisitions. It is invested primarily in Honeywell common stock, and a small portion in short-term investments. Contributions and reinvestment of dividends into this fund are not permitted. Dividends received on this fund are invested in the Fidelity Managed Income Portfolio II. This fund represented 14.5% of net assets available for plan benefits as of December 31, 2000. This stock fund was discontinued effective June 15, 2001. This fund was liquidated prior to September 28, 2001 and such amounts were reinvested in accordance with the participant's investment election for future contributions.

### 2. Summary of Significant Accounting Policies

*Investment in Master Trust*

Investment assets of the Plan are maintained in the L-3 Communications Master Savings Plan Trust (the "Master Trust") administered by FMTC, as Trustee. The Plan participates in the Master Trust along with all the assets of the L-3 Communications Master Savings Plan and with the L-3 Stock Fund of the L-3 Communications Systems-Camden Savings Plan, collectively referred to as the Participating Plans.

The investment in the Master Trust represents the Plan's proportionate share of assets held in the Master Trust. The assets consist of units of funds described in Note 1 maintained by FMTC. Contributions, benefit payments and certain administrative expenses are specifically identified to the Plan.

# L-3 COMMUNICATIONS HOURLY THRIFT PLAN
# NOTES TO FINANCIAL STATEMENTS- CONTINUED

*Valuation of Investments*

The investment in the Master Trust is stated at fair value.

The L-3 Stock Fund and Honeywell Stock Fund are unitized funds whose underlying assets consist primarily of common stocks and money market funds. Common stocks are valued at the last reported quoted market price of a share of the common stock on the last business day of the year. Money market funds are valued at cost which approximates fair value.

Investments in mutual funds are valued at quoted market prices which represent the net asset value per share as reported by Fidelity Management and Research Company. Participant loans are valued at cost which approximates fair value.

*Basis of Accounting*

The financial statements of the Plan are prepared under the accrual method of accounting.

*Investment Transactions and Investment Income*

Investment transactions are accounted for on a trade date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on an accrual basis. Gains and losses on sales of investment securities are determined based on the average cost method.

Net depreciation in the fair value of the Plan's investments, as shown in the Statement of Changes in Net Assets Available for Benefits, consists of the Plan's proportionate share of realized gains or losses and unrealized depreciation on those investments. The net depreciation and interest and dividends are allocated to the L-3 Participating Plans based upon the relationship of each L-3 Participating Plan's respective monthly balances in the investment pool to the total investment of the Master Trust, as determined at the beginning of each month.

*Benefit Payments*

Benefit payments are recorded when paid.

*Plan Expenses*

The Company pays all administrative expenses of the Plan including trust, record keeping, consulting, audit and legal fees, with the exception of loan administration fees which are charged to participants. Taxes and investment fees related to the stock funds or mutual funds are paid from the net assets of such funds.

*Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The most significant of these estimates and assumptions relate to the determination of market value of investments. Actual results could differ from these estimates.

*Risks and Uncertainties*

The Plan provides for investment options in various mutual funds and stock funds. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

## 3. Master Trust

The fair value of the net assets of the Master Trust held by the Trustee and the Plan's portion of the fair value as of December 31, 2000 are presented in the table below. The Plan's percentage interest in the Master Trust was less than one percent as of December 31, 2000.

| Fund | Master Trust 2000 | Plan's Portion 2000 |
|---|---|---|
| | (in thousands) | |
| L-3 Stock Fund | $44,765 | $317 |
| Fidelity Asset Manager Fund | 96 | 27 |
| Fidelity Freedom 2000 Fund | 1,047 | — |
| Fidelity Freedom 2010 Fund | 39,414 | — |
| Fidelity Freedom 2020 Fund | 2,849 | — |
| Fidelity Freedom 2030 Fund | 3,064 | — |
| Fidelity Ginnie Mae Fund | 11,615 | 34 |
| Fidelity Growth & Income Portfolio | 65,829 | 383 |
| Fidelity Intermediate Bond Fund | 86 | 49 |
| Fidelity Low-Priced Stock Fund | 104 | 104 |
| Fidelity Magellan Fund | 122,946 | 580 |
| Fidelity Managed Income Portfolio II | 73,340 | — |
| Fidelity Mid-Cap Stock Fund | 197 | 197 |
| Fidelity OTC Portfolio | 629 | 24 |
| Fidelity Overseas Fund | 288 | 38 |
| Fidelity Puritan Fund | 77 | 74 |
| Fidelity Retirement Money Market Portfolio | 515 | 329 |
| GM Hughes Stock Fund | 2,836 | — |
| Honeywell Stock Fund | 15,982 | 502 |
| INVESCO Dynamics Fund | 28,057 | 36 |
| INVESCO Small Company Growth Fund | 729 | 9 |
| Janus Overseas Fund | 20,178 | 10 |
| Lockheed Martin Stock Fund | 3,343 | — |
| Loral Space Stock Fund | 1,643 | — |
| Raytheon Common Stock Fund | 3,175 | — |
| Raytheon Stock Class A Fund | 687 | — |
| Spartan U.S. Equity Index Fund | 14,182 | 587 |
| T. Rowe Price Small-Cap Stock Fund | 423 | — |
| Participant Loans (6.0% to 11.0%) | 10,200 | 168 |
| | $468,296 | $3,468 |

The net change in fair value information of the Master Trust for the period January 1, 2001 to September 28, 2001 was not available from FMTC for inclusion in these financial statements.

## 4. Benefit Payments

Upon termination, participants receive the vested portion of their account balance as soon as practicable after termination. Terminated participants who have an account balance in excess of $5,000 may elect to leave their account balance in the Plan and withdraw it at any time up to age 65.

Assets in a participant's account may be withdrawn only for financial hardship before termination of employment or before reaching age 59 ½. Financial hardship is determined pursuant to provisions of the IRC. Generally, a penalty will be imposed on withdrawals made before the participant reaches age 59 ½. In the event of retirement or termination of employment prior to age 59 ½, funds may be rolled over to another qualified plan or individual retirement account without being subject to income tax or a penalty.

## 5. Loans

The Plan provides for loans to active participants. The maximum loan allowed to each participant is the lesser of (1) $50,000 less the highest outstanding loan balance over the prior 12 months or (2) 50% of the vested value of the participant's account in the Plan. The minimum loan amount is $1,000. The interest rate is based on the prime interest rate, as defined, plus one percent. The maximum term of a loan is 5 years or 25 years if used to purchase a principal residence.

Loan repayments are made through payroll deductions, with principal and interest credited to the participants' fund accounts. Repayment of the entire balance is permitted at any time.

## 6. Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated October 10, 2000, that the Plan and related trust are designed in accordance with applicable sections of the IRC, and thus is exempt from federal income taxes. The Plan has been amended since receiving the determination letter. The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable regulations of the IRC.

## 7. Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by FMTC and therefore these transactions qualify as party-in-interest. Fees paid by the Plan for record keeping services were $1,519 for the period January 1, 2001 to September 28, 2001.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of L-3 Communications Hourly Thrift Plan have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

L-3 Communications Hourly Thrift Plan
Registrant

Date: March 27, 2002

Name: Michael T. Strianese
Title: Senior Vice President, Finance
of L-3 Communications Holdings, Inc.
(Principal Accounting Officer)

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

**Consent of Independent Auditors**

We consent to the incorporation by reference in the Registration Statements of L-3 Communications Holdings, Inc. and subsidiaries on Forms S-8 (File No.'s 333-59281, 333-64389, 333-78317 and 333-64300) and Forms S-3 (File No.'s 333-58328 and 333-75558) of our report dated March 27, 2002 on our audit of the financial statements of the L-3 Communications Hourly Thrift Plan as of September 28, 2001 and for the period ended September 28, 2001, which report is included in this Annual Report on Form 11-K.

PricewaterhouseCoopers LLP

New York, New York
March 27, 2002